1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

SANDER M. BIEBER sander.bieber@dechert.com +1 202 261 3308 Direct +1 202 261 3008 Fax

June 29, 2007

Christian T. Sandoe

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aberdeen Australia Equity Fund, Inc. (the “Fund”)

File Nos. 811-04438 & 333-142698

Dear Mr. Sandoe:

We are writing this letter on behalf of the Fund in response to comments provided by you on June 1, 2007 with respect to the Fund’s registration statement on Form N-2 filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2007 (the “5/8/07 Form N-2”). Your comments on the 5/8/07 Form N-2 and the Fund’s responses are set forth below.

PROSPECTUS

Selling Stockholder (Page 12)

1. Comment. The fourth paragraph describes a series of transactions between December 2005 and July 2006 in which an affiliate of the Selling Stockholder sold approximately 3.9 million shares of the Fund pursuant to a registration statement declared effective by us in December 2005 and then purchased and subsequently exercised options to repurchase approximately 2.3 million of those shares. Later, the affiliate of the Selling Stockholder transferred all of its remaining shares to the Selling Stockholder. The current registration statement seeks to register for sale the shares that were previously sold by the affiliate of the Selling Stockholder less than 18 months ago. As registering such a large number of shares may potentially place negative pressure on the market price for the Fund’s securities, please explain to us why the board concluded that it was in the best interest of all of the Fund’s shareholders to register these shares for the Selling Stockholder again in such a short time period. In particular, please explain to us the information received and the factors considered by the board in approving the registration of the affiliate of the Selling Stockholder’s shares in December 2005, including the reasons, if any, why the affiliate of the Selling Stockholder sold its shares. In addition, please explain to us the information received and the factors considered by the board in approving the registration of the Selling Stockholder’s shares in this offering, including the reasons, if any, why the affiliate of the Selling Stockholder repurchased such a large percentage of the previously sold shares and why the Selling Stockholder seeks to register and sell these

Austin Boston Charlotte Hartford New York Newport Beach Palo Alto Philadelphia Princeton San Francisco Washington DC Brussels London Luxembourg Munich Paris

Christian T. Sandoe June 29, 2007 Page 2

shares again. Also, please explain to us whether the board is aware of any intention by the Selling Stockholder to repurchase any of the shares it seeks to sell in this offering.

Response.

2005 Registration: In May 2003, Bankgesellschaft Berlin AG (“BGB”), the owner of approximately 32% of the Fund’s shares then outstanding, filed an exemptive application with the SEC seeking permission to participate in a proposed in-kind tender offer by the Fund. After the SEC staff indicated that it would not be willing to support the requested relief, BGB approached the Board of Directors of the Fund (the “Board”) regarding the possible registration of the Fund’s shares then held by BGB (the “Shares”). BGB informed the Fund that, as a result of the size of its holdings of the Fund’s shares, it deemed itself to be a controlling party with respect to the Fund and therefore an affiliate of the Fund within the meaning of the Securities Act of 1933 (the “1933 Act”) and the rules promulgated thereunder. BGB also informed the Fund that it deemed itself to be a statutory underwriter within the meaning of Section 2(a)(11) of the 1933 Act with respect to its sale of most of the shares it had acquired. In the absence of registration of the Shares for sale under the 1933 Act, so long as BGB continued to be an affiliate of the Fund, BGB would be able to sell the Shares only (1) in a private transaction or (2) to the public subject to the volume and manner of sale limitations set forth in Rule 144. In order to lift these restrictions on its ability to sell the Shares, BGB proposed to the Board that the Shares be registered with the SEC so that the Shares might be freely sold on the open market. BGB indicated that it would pay all costs and expenses in connection with the registration of such Shares.

In March 2005, the Board determined that registration of the Shares would be in the best interest of the Fund and its stockholders, and approved the filing by the Fund of a registration statement on Form N-2 covering the offer and sale of the Shares (the “2005 Registration Statement”). In making this determination, the Board reviewed information provided by the Fund’s legal counsel to the staff of the SEC, pertaining to positive impacts that registration of the Shares would have for the Fund and its stockholders and potential consequences to the Fund and its stockholders that might result from not registering such Shares with the SEC. The Board also considered representations by Mr. Moritz Sell, an officer of BGB who was then BGB’s representative on the Board, that the interests of BGB in connection with the proposed sale of its Shares were aligned with the interests of all other stockholders of the Fund.

The Board concluded that the registration of the Shares would be in the best interest of the Fund and its stockholders based on the following:

•

Other Alternatives to Registration: The Board had previously considered the consequences of effecting an exchange offer involving the issuance by the Fund of preferred stock and listing of such securities on an exchange, versus the registration and

Christian T. Sandoe June 29, 2007 Page 3

distribution of the Shares. If it were to effect an exchange offer, the Fund would have been required to file an exemptive application with the SEC requesting relief from Section 23 and possibly Section 17(d) of the Investment Company Act of 1940 and any shares of preferred stock issued to BGB in exchange for its Shares would have remained subject to the volume limitations imposed by Rule 144. The Board had concluded that the registration and distribution of the Shares would be the less costly and least complicated option for the Fund to pursue.

•

Possible Consequences of Not Registering BGB’s Shares: The Board considered the other actions that BGB might take if it were to become frustrated by the restrictions limiting its ability to sell the Shares, including recommending that the Board:

•

Open-End the Fund: The Board considered that open-ending the Fund would require the Fund to hold at least 85% of its net assets in liquid securities, possibly resulting in a loss of investment flexibility for the Fund. The Board also considered that open-ending the Fund would result in the Fund having to redeem and continuously offer its shares through a distributor, which would require the Fund to incur the expense of establishing a relationship with a distributor. The Board considered that Directors and the Fund’s Investment Manager had previously inquired whether the Fund should convert to an open-end structure and that such inquiries had resulted in little interest from potential distributors, such that it was highly unlikely that the Board and the Investment Manager would be able to establish an effective distribution arrangement for the Fund.

•

Conduct an Issuer Tender Offer: The Board considered that an issuer tender offer might result in a reduction in the Fund’s asset base and would therefore cause an increase in the Fund’s expense ratio. The Board determined that a tender offer would decrease the number of the Fund’s outstanding shares, which could adversely affect the liquidity of trading in such shares. The Board also considered that the Fund could be forced to liquidate its positions at an inopportune time to finance an issuer tender offer, and that the timing of any such liquidation would have foreign currency exposure, as well as market risk, implications. Also, if the Fund effected a tender offer, to avoid federal income and excise taxes, the Fund would be required to distribute any income and gain realized upon the liquidation of its positions, thereby accelerating the realization of taxable income and gain by its stockholders.

•

Liquidate the Fund. The Board determined that the most significant drawback of this alternative would be that investors would lose a unique investment vehicle that affords them access to the Australian equity market in an actively managed investment vehicle.

Christian T. Sandoe June 29, 2007 Page 4

The Board concluded that none of these actions would have been, in the Board’s view, in the best interest of the Fund or its stockholders.

•

BGB Representations: The Board considered the representations of Mr. Sell. He informed the Board that BGB sought registration of the Shares so that the Shares would no longer be subject to the resale restrictions/volume limitations imposed by Rule 144 and would be freely saleable in the market place. He assured the Board that the interests of BGB were totally aligned with the interests of all other stockholders of the Fund. Mr. Sell confirmed that it was not the intention of BGB to sell all of its Shares in a single placement or in a distressed fashion, and that BGB would be making open market sales over time to realize the maximum price for its Shares.

•

Benefits to Fund Stockholders/Effect on the Market: The Board considered that registration of the Shares would increase the total number of Fund shares freely trading in the market place and would afford more retail investors the opportunity to invest in the Fund. The Board determined that increasing the number of shares in the market might cause the Fund’s stock price to be less volatile, especially if the Shares were distributed pursuant to an orderly distribution plan. Since the Fund’s shares had then traded at a premium, and based on then current demand for Fund shares, the Board determined that the addition of the Shares to the market place would be well-received by investors.

•

Expenses: The Board considered that BGB had agreed to pay all costs and expenses incurred in connection with the registration and offering of the Shares and that the Fund would not bear any of the costs or expenses associated with the registration of the Shares.

Proposed 2007 Registration: As disclosed in the 5/8/07 Form N-2, in July 2006, BGB exercised over-the-counter call options to purchase a portion of the Shares that it had previously sold under the 2005 Registration Statement (the “Repurchased Shares”). The Repurchased Shares are “restricted securities” under Rule 144 and are subject to the volume and manner of sale limitations imposed by such Rule. In August 2006, BGB changed its name to Landesbank Berlin Holding AG and transferred all of its assets, including the Repurchased Shares, to its wholly-owned subsidiary Landesbank Berlin AG (“LB”). In late 2006, LB approached the Board regarding the possible registration of the Repurchased Shares, so that LB could sell the Repurchased Shares on the open market.

Christian T. Sandoe June 29, 2007 Page 5

In March and June of 2007, the Board approved the filing by the Fund of a registration statement on Form N-2 covering the Repurchased Shares. The Board concluded that the registration of the Repurchased Shares would be in the best interest of the Fund and its stockholders based on the following:

•

Expenses: The Board considered that LB agreed to pay all costs and expenses incurred in connection with the registration and offering of the Repurchased Shares, up to a maximum of $50,000, that the Fund’s administrator, Aberdeen Asset Management Inc., had agreed to pay any additional costs and expenses incurred above the maximum to be paid by LB, and that the Fund would not bear any of the costs or expenses associated with such registration.

•

Manner of Distribution: The Board considered that a distribution mechanism would be in place, similar to the sale of the Shares under the 2005 Registration Statement, that would allow for the orderly distribution of the Repurchased Shares.

•

Alternatives to Registration: The Board considered that LB could sell up to 1% of the Fund’s outstanding shares per quarter under Rule 144, until LB held less than 10% of the Fund’s outstanding shares, and then LB could sell the Repurchased Shares without being subject to the volume limitations of Rule 144. The Board determined that since LB held approximately 13.6% of the Fund’s then outstanding shares, it would take at least one year for LB to sell a number of shares sufficient for LB to no longer be considered an affiliate of the Fund and thus be permitted to sell the Shares without such restrictions.

•

Effect on Premium/Discount: The Board considered that since the December 2006 public offering of additional shares of the Fund’s common stock did not result in the Fund’s shares trading at a discount, it would be unlikely that a discount would be created if LB’s shares were distributed in an orderly manner. The Board also considered that once LB (which receives its distributions in cash) sells its holdings, it could be expected that the percentage of the Fund’s stockholders reinvesting their distributions would increase. This in turn could increase the demand for the Fund’s shares, which might increase the premium at which the Fund’s shares trade in relation to their per share net asset value.

•

Possible Consequences of Not Registering BGB’s Shares: The Board considered other actions that BGB might take if it were to become frustrated by the restrictions limiting its ability to sell the Repurchased Shares, including recommending that the Fund’s Board:

•	Open-End the Fund.

•	Conduct an Issuer Tender Offer.

Christian T. Sandoe June 29, 2007 Page 6

•	Liquidate the Fund.

For the same reasons discussed above with respect to the 2005 Registration Statement, the Board determined that none of these actions would have been, in the Board’s view, in the best interests of the Fund and its stockholders.

•	Additional Benefits to Fund Stockholders:

•	The Board considered that registration of the Repurchased Shares might limit the likelihood that one major stockholder could exert a controlling influence over the Fund.

•

The Board considered that registration of the Repurchased Shares would increase the total number of shares freely trading in the market place. The Board determined that having more of the Fund’s shares trading in the market place would allow more retail investors to purchase the shares and might result in a decrease in any stock price volatility, assuming that the Repurchased Shares are distributed in an orderly manner.

•

LB Representations: The Board considered representations made by LB and Mr. Sell. LB had advised the Fund that, as disclosed in the amendment to BGB’s Statement on Schedule 13D with respect to the Fund filed on December 28, 2005 (the “December 2005 13D Amendment”), BGB effected the sales transactions that were related to BGB’s purchase of options covering 3,220,000 of the Shares, exercisable on July 3, 2006, to recognize built-in gain on that portion of BGB’s holdings in the Shares. LB advised the Fund that it purchased such options to facilitate the related sales of Shares and did not know at the time of those option purchases whether it would exercise the options on July 3, 2006 or engage in other transactions to close out the options. LB advised the Fund, as disclosed in the amendment to BGB’s Statement on Schedule 13D with respect to the Fund filed on July 13, 2006, that BGB in fact engaged in close-out transactions on July 3, 2006 with respect to options covering 914,009 Shares and exercised options covering 2,305,991 Shares. LB advised the Fund that the economic terms of the options, as disclosed in the December 2005 13D Amendment, were such that it was economically advantageous for BGB to exercise the options on July 3, 2006 if BGB was unable to negotiate satisfactory option close-out transactions in place of exercising the options, but that it was, and remained, LB’s intention to ultimately dispose of the Shares. LB further advised the Fund that LB had no intention to repurchase or otherwise reacquire any of the Repurchased Shares that it seeks to dispose of in the proposed offering.

Christian T. Sandoe June 29, 2007 Page 7

Management of the Fund – The Investment Manager and the Investment Adviser (Page 23)

2. Comment. This section states that the Investment Manager is a Singapore corporation and that the Investment Adviser is an Australian corporation. Please disclose in this section how the enforcement by investors of civil liabilities under the federal securities laws may be effected, including whether investors will be able to effect service of process within the United States, whether investors will be able to enforce, in United States courts, judgments against these entities obtained in such courts predicated upon the civil liability provisions of the federal securities laws, whether the appropriate foreign courts would enforce judgments of United States courts obtained in actions against these entities predicated upon the civil liability provisions of the federal securities laws, and whether the appropriate foreign courts would enforce, in original actions, liabilities against these entities predicated solely upon the federal securities laws. See Item 9.2 of Form N-2.

Response. The prospectus has been revised (page 23-24) to disclose how the enforcement by investors of civil liabilities under the federal securities laws may be effected, including whether investors will be able to effect service of process within the United States, whether investors will be able to enforce, in United States courts, judgments against the Investment Manager and Investment Adviser obtained in such courts predicated upon the civil liability provisions of the federal securities laws, whether the appropriate foreign courts would enforce judgments of United States courts obtained in actions against the Investment Manager and the Investment Adviser predicated upon the civil liability provisions of the federal securities laws, and whether the appropriate foreign courts would enforce, in original actions, liabilities against these entities predicated solely upon the federal securities laws. (This information was previously contained in the 5/8/07 Form N-2 on page 16 of the SAI.)

Dividends and Distributions — Managed Distribution Policy (Page 26)

3. Comment. The third sentence of the first paragraph states that the distributions are made from current income, supplemented by realized capital gains and, to the extent necessary, paid-in capital. Please disclose the consequences of paid-in capital distributions including that, although return of capital distributions may not be taxable, such distributions may increase an investor’s tax liability for capital gains upon sale of fund shares.

Response. The prospectus has been revised (page 26) to disclose the consequences of paid-in capital distributions including that, although return of capital distributions may not be taxable, such distributions may increase an investor’s tax liability for capital gains upon sale of the Fund’s shares.

Christian T. Sandoe June 29, 2007 Page 8

Dividends and Distributions — General Distribution Policy (Page 27)

4. Comment. The previous sections describe the Fund’s managed distribution policy to pay quarterly dividends at an annual rate set once a year that is a percentage of the rolling average of the Fund’s prior four quarter-end net asset values and that the current rolling distribution rate is 10%. The first sentence of the first paragraph states that it is the Fund’s policy to continue to meet the requirements of the Code applicable to regulated investment companies and to distribute substantially all of its taxable net income and capital gains, if any, to stockholders. Please clarify in this section whether the Fund will pay the higher of the managed distribution rate of 10% or substantially all of its taxable net income and capital gains as required to meet the requirements of the Code.

Response. The prospectus has been revised (page 27) to clarify that it is the Fund’s policy to continue to meet the requirements of the Code applicable to regulated investment companies, including a requirement that the Fund distribute at least 90% of its investment company taxable income (which includes dividends, interest and net short-term capital gains in excess of net long-term capital losses) each taxable year (the “Distribution Requirement”), and that accordingly, for each taxable year, the Fund intends to make distributions in accordance with its managed distribution policy, plus any additional distributions as may be necessary to satisfy the Distribution Requirement.

GENERAL COMMENTS

5. Comment. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response. We have attempted to comply with this comment, where applicable.

6. Comment. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response. No response required.

7. Comment. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Christian T. Sandoe June 29, 2007 Page 9

Response. We will identify to you supplementally any information omitted from the form of prospectus included with the Registration Statement in reliance on Rule 430A.

8. Comment. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response. The Fund has not submitted, nor does it expect to submit an exemptive application or no-action request in connection with the Registration Statement.

9. Comment. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response. This response letter, which accompanies the filing of a pre-effective amendment pursuant to Rule 472 under the Securities Act, complies with comment no. 9.

10. Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian T. Sandoe June 29, 2007 Page 10

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Response. In connection with any request for acceleration of the effective date of the Registration Statement, the Fund will furnish an accompanying letter containing the acknowledgements requested in comment no. 10.

A copy of Pre-Effective Amendment No. 1 to the Registration Statement, exclusive of exhibits, marked to indicate changes from the 5/8/07 Form N-2, is annexed for your information.

If you have any questions or comments regarding this letter or the accompanying Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, please contact the undersigned at 202-261-3308.

Sincerely yours,

/s/ Sander M. Bieber
Sander M. Bieber